TRANSMISSÃO PAULISTA

Data São Paulo, July 11, 2006

RECEIVED
2006 JUL 18 P 2:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref.CT/F/03212/2006

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**



06015237

Gentleman/Madam:

We are enclosing a copy of Companhia de Transmissão de Energia Elétrica Paulista's Financial Statements as of March 31, 2006, which includes the independent Accountants' Review Report, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

PROCESSED
JUL 19 2006
THOMSON
FINANCIAL

Enclosure: as above mentioned

Copy to: Edgar Piedra
The Bank of New York

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107



TRANSMISSÃO PAULISTA

Data *São Paulo, July 11, 2006*

Ref.CT/F/03211/2006

RECEIVED
2006 JUL 18 P 2:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Mr. Edgar Piedra
The Bank of New York
American Depositary Receipt Administration
101 Barclay Street, 22nd Floor – West
New York, New York - 10286

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

Gentleman:

We are enclosing fifteen copies of Companhia de Transmissão de Energia Elétrica Paulista's Financial Statements as of March 31, 2006, which includes the independent Accountants' Review Report, for your archives. A copy of the mentioned Financial Statements was also sent today, by mail, to the Securities Exchange Commission.

Sincerely yours,

Original assinado por
Manoel Carlos V. Coronado
Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

Enclosure: as above mentioned



TRANSMISSÃO PAULISTA

FINANCIAL STATEMENTS

AS OF MARCH 31, 2006

Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-906 - São Paulo - SP
Brasil

Tel.: +55 (11) 5186-1000
Fax: +55 (11) 5181-2911
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders and Management of
CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
São Paulo - SP

1 We have performed a special review of the accompanying interim financial statements of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista (the "Company"), consisting of the balance sheet as of March 31, 2006, the related statement of income for the quarter then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3. Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. As described in note 24.2, in accordance with a decision rendered by the 49th Labor Court of São Paulo, beginning in September 2005 Fundação CESP started to process pension plan benefit payments ruled by Law No. 4819/58, using funds passed through by the Company, in the manner adopted until December 2003. In January 2006, the Attorney-General of the State of São Paulo expressed the opinion that the State government's responsibility is restricted to the State constitutional limits determined for payment of pension plan benefits. Since then, the State government has disallowed part of the funds passed through to the Company. The Company's management, supported by its legal counsel, understands that the payment of benefits related to this pension plan is the state government's responsibility; consequently, no obligation related to this plan is recorded in the Company's financial statements.

5. The balance sheet as of December 31, 2005, presented for comparative purposes, was audited by us, and our report thereon, dated March 13, 2006, was unqualified and contained an emphasis paragraph related to the matter described in paragraph 4 above. The interim financial statements for the quarter ended March 31, 2005, presented for comparative purposes, were reviewed by us, and our review report thereon, dated May 6, 2005, was unqualified.

6. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil

São Paulo, April 28, 2006 (except for note 24.2.d,
as to which the date is May 8, 2006)

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Maurício Pires de Andrade Resende
Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BALANCE SHEETS AS OF MARCH 31, 2006 AND DECEMBER 31, 2005

(In thousands of Brazilian reais – R$)

ASSETS	03.31.06 (Unaudited)	12.31.05
CURRENT ASSETS		
Cash and cash equivalents		
Cash and banks	937	2.039
Temporary cash investments	589.664	682.878
	590.601	684.917
Accounts receivable		
Consumers, concessionaires and permittees	159.814	153.550
Inventories	35.963	31.627
Accounts receivable – São Paulo State Finance Department	49.661	42.292
Allowance for doubtful accounts	(1.079)	(1.079)
Recoverable taxes	13.880	31.008
Escrow deposits	3.384	3.412
Other	11.897	14.857
	273.520	275.667
Prepaid expenses	3.316	4.805
	867.437	965.389
LONG-TERM ASSETS		
Accounts receivable		
Accounts receivable – São Paulo State Finance Department	112.600	111.038
Sale of assets and rights	70.496	70.496
Allowance for doubtful accounts	(72.714)	(72.714)
Deferred income and social contribution taxes	112.577	109.239
Escrow deposits	64.391	63.901
Other	3.494	3.494
	290.844	285.454
Regulatory assets - COFINS/PIS	100.556	101.040
	391.400	386.494
PERMANENT ASSETS		
Investments		
Tax incentives - FINAM (Amazon Investment Fund)	851	851
Allowance for losses - Ferronorte	(851)	(851)
	-	-
Property, plant and equipment		
In service	5.704.722	5.687.272
Accumulated depreciation	(2.588.927)	(2.550.030)
	3.115.795	3.137.242
In progress	560.415	501.994
	3.676.210	3.639.236
Special liabilities	(15.866)	(15.890)
	3.660.344	3.623.346
TOTAL ASSETS	4.919.181	4.975.229

The accompanying notes are an integral part of these interim financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BALANCE SHEETS AS OF MARCH 31, 2006 AND DECEMBER 31, 2005

(In thousands of Brazilian reais – R$)

LIABILITIES AND SHAREHOLDERS' EQUITY	03.31.06 (Unaudited)	12.31.05
CURRENT LIABILITIES		
Suppliers	51.513	112.176
Taxes payable	63.215	57.143
Loans, financing and debt charges	9.948	10.298
Regulatory charges - RGR (Global Reserve for Reversion)	5.819	6.228
Accrued liabilities	44.286	43.603
Payroll and related charges	12.088	13.299
Accounts payable - Fundação CESP	9.048	8.949
Interest on capital/dividends	1.244	84.046
Declared dividends	97.300	97.300
Other	23.175	28.182
	317.636	461.224
LONG-TERM LIABILITIES		
Loans and financing	623	636
Accounts payable - Fundação CESP	223.772	224.961
Deferred income tax	16.374	16.374
Reserve for contingencies	264.220	254.402
Accrued taxes	38.524	38.524
Special liabilities - reversal/amortization	24.053	24.053
Other	10.469	10.271
	578.035	569.221
DEFERRED INCOME	113.234	117.480
SHAREHOLDERS' EQUITY		
Capital	462.000	462.000
Capital reserves	2.592.369	2.592.369
Profit reserves	179.257	179.894
Retained earnings	675.984	592.375
	3.909.610	3.826.638
Funds for capital increase	666	666
	3.910.276	3.827.304
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	4.919.181	4.975.229

The accompanying notes are an integral part of these interim financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

STATEMENTS OF INCOME
FOR THE QUARTERS ENDED MARCH 31

(In thousands of Brazilian reais – R$)

	2006 (Unaudited)	2005 (Unaudited)
GROSS OPERATING REVENUES		
Electricity network usage charges	332.645	311.328
Other revenues	3.787	5.809
	336.432	317.137
DEDUCTIONS FROM OPERATING REVENUES		
Global Reserve for Reversion (RGR)	(8.347)	(7.894)
COFINS (tax on revenue)	(25.247)	(23.951)
PIS (tax on revenue)	(5.481)	(5.200)
Regulatory asset - Recognition	18.451	-
Regulatory asset - Realization	(18.936)	-
ISSQN (service tax)	(36)	(73)
	(39.596)	(37.118)
NET OPERATING REVENUES	296.836	280.019
OPERATING EXPENSES		
Personnel	(79.961)	(75.889)
Materials	(5.403)	(7.148)
Outside services	(26.983)	(17.539)
Depreciation	(42.195)	(41.902)
Concession regulatory charges	(18.646)	(11.838)
Reserve for contingencies	(9.818)	(15.010)
Other expenses	(11.071)	(10.244)
	(194.077)	(179.570)
INCOME FROM SERVICES	102.759	100.449
FINANCIAL INCOME (EXPENSES)		
Amortization of negative goodwill	4.246	4.246
Income	26.201	26.385
Expenses	(4.607)	(4.908)
Monetary variations, net	587	2.863
	26.427	28.586
INCOME FROM OPERATIONS	129.186	129.035
Nonoperating income	47	110
Nonoperating expenses	(218)	(336)
NONOPERATING (EXPENSES) INCOME, NET	(171)	(226)
INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	129.015	128.809
Income tax	(36.417)	(37.526)
Social contribution tax	(12.905)	(13.308)
Deferred income tax	2.198	3.752
Deferred social contribution tax	927	1.351
	(46.197)	(45.731)
NET INCOME	82.818	83.078
Earnings per thousand shares - R$	0,55	0,56

The accompanying notes are an integral part of these interim financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE QUARTER ENDED MARCH 31, 2006
(Unaudited)
(Amounts in thousands of Brazilian reais - R$)

1. OPERATIONS

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista ("CTEEP" or the "Company"), a publicly-traded company controlled by the Government of the State of São Paulo, is authorized to operate as an electric power public service concessionaire within the State of São Paulo, and is principally engaged in the planning, construction and operation of electric power transmission systems, as well as in research and development programs related to energy transmission and other activities related to the available technology, either directly or in cooperation with government or private bodies. The Company's activities are regulated and inspected by the National Electric Power Agency (ANEEL).

The Company originated from the partial spin-off of CESP - Companhia Energética de São Paulo, and started its commercial operations on April 1, 1999. On November 10, 2001, EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A., derived from the partial spin-off of Eletropaulo – Eletricidade de São Paulo S.A., was merged into the Company.

The Company's shares are traded on the São Paulo Stock Exchange (BOVESPA). Additionally, CTEEP has a Rule 144A American Depositary Receipts (ADRs) program in the United States. The depositary bank for the ADRs is the Bank of New York, and the custodian bank is Banco Itaú S.A. (Note 16.2).

2. CORPORATE GOVERNANCE

In September 2002, the Company adopted the Level-1 Corporate Governance Practices of the São Paulo Stock Exchange (BOVESPA). Accordingly, the Company, whose preferred shares are included in the BOVESPA index (IBOVESPA), was also included in the Corporate Governance Index (IGC).

The commitments assumed in the adoption of corporate governance practices ensure greater transparency of the Company for the market, investors and shareholders, thus facilitating their monitoring of actions by management and by the controlling shareholder.

3. PRESENTATION OF INTERIM FINANCIAL STATEMENTS

The interim financial statements have been prepared in accordance with Brazilian accounting practices, together with supplementary standards from the Brazilian Securities Commission (CVM) and specific legislation applicable to electric power public service concessionaires, established by the National Electric Power Agency (ANEEL).

These interim financial statements are in conformity with the principles, methods and criteria adopted by the Company as of the closing of the 2005 fiscal year.

4. ACCOUNTS RECEIVABLE - SÃO PAULO STATE FINANCE DEPARTMENT

	03.31.06 (Unaudited)			12.31.05
	Current	Long-term	Total	Total
Benefits - Law 4819/58	16,830	-	16,830	26,355
Agreement for acknowledgment and Consolidation of debts	10,786	57,526	68,312	69,497
Pension plan benefit payments – Law 4819/58	19,803	-	19,803	3,186
Sale of real property	2,242	11,957	14,199	14,445
Labor claims – Law 4819/58	-	40,899	40,899	37,629
Family allowance – Law 4819/58	-	2,218	2,218	2,218
	49,661	112,600	162,261	153,330

4.1. Benefits – Law 4819/58

These amounts relate to advances made by CESP - Companhia Energética de São Paulo, from November 1981 to May 1983, for payment of benefits to employees participating in the pension plan of the State of São Paulo, in accordance with State Law 4819/58.

As a result of CESP's partial spin-off, these receivables were transferred to the Company, and on August 6, 1999 an agreement was signed with the State Finance Department, to receive the amount in 84 monthly installments, adjusted according to the general market price index (IGP-M) variation, plus interest of 6% per year, from September 1999 through August 2006.

4.2. Agreement for Acknowledgment and Consolidation of Debts

On May 2, 2002, the Agreement for Acknowledgement and Consolidation of Debts was entered into with the State Finance Department, in which the State acknowledges a debt to the Company corresponding to the disbursements originally made by CESP - Companhia Energética de São Paulo, from 1990 to 1999, for payment of pension plan benefits under State Law No. 4819/58. The acknowledged debt has been adjusted up to January 2002 according to the UFESP (State government index for inflation adjustments) variation and, starting in February 2002, according to the monthly variation of the IGP-M (general market price index), plus 6% per year. The reimbursement will be made in 120 monthly installments, beginning on August 1, 2002, and ending on July 1, 2012.

4.3. Pension plan benefit payments – Law 4819/58

The amount of R$ 19,803 thousand refers to the remaining balance of pension plan benefit payments under State Law 4819/58, of which R$ 1,426 thousand is supported by individual injuctions and relates to the period from January to August 2005, and R$ 18,377 thousand is supported by a decision of the 49th Labor Court of São Paulo and relates to the period from September 2005 to March 2006, which are paid by Fundação CESP using funds received from the State government and transferred to the Company (see Note 24.2.b). This amount is not monetarily restated and is not subject to any kind of interest until it is approved by the State government for payment to the Company.

4.4. Sale of real property

On July 31, 2002, a Private Transaction Agreement, including a promise to sell a real property, acknowledgment of liabilities and payment commitment, was signed with the State Finance Department, in which the State acknowledges its debt to the Company in the amount of R$ 12,243 thousand, which corresponds to the market value of the total area of the property occupied by the State and partially used for the construction of prisons called "Cadeião".

Therefore, the State agreed to reimburse the aforementioned amount to the Company in 120 monthly installments from August 1, 2002 to July 1, 2012, adjusted according to the monthly variation of the IGP-M, plus interest of 6% per year.

4.5. Labor claims – Law 4819/58

Refer to certain labor lawsuits settled by the Company, related to retired employees under State Law 4819/58, which are the responsibility of the State government. This balance is not monetarily restated and is not subject to any kind of interest until it is approved by government for payment to the Company.

4.6. Family allowance – Law 4819/58

CESP - Companhia Energética de São Paulo made advances for monthly family allowance payments established by State Law 4819/58, which were transferred to the Company upon the partial spin-off of CESP.

Considering the expectation of loss, Management recorded an allowance for doubtful accounts in long-term assets in the amount of R$ 2,218 thousand.

5. SALE OF ASSETS AND RIGHTS

Technical Equipment Maintenance Center (CETEMEQ)

On April 13, 1998, a Private Agreement for Assignment and Transfer of Rights and Obligations was executed by and between EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A., merged to the Company on November 10, 2001, and Eletropaulo Metropolitana Eletricidade de São Paulo S.A. relating to the real property located at Rua Lavapés, 463, Cambuci, São Paulo, for the market price of R$ 70,496 thousand, payable in 21 equal and successive monthly installments, with maturity on the first business day of each month, beginning May 1998. In view of the contestation by Eletropaulo Metropolitana Eletricidade de São Paulo S.A. of the aforementioned amount and the fact that the installments had not been received, EPTE filed collection lawsuits on February 11, 1999 and October 18, 2000, with the 1st and 36th Civil District Courts of the Central Jurisdiction of São Paulo, respectively.

In December 2000, the net book value of this asset, in the amount of R$ 4,904 thousand, was written off from property, plant and equipment, and the related sale, taxes on the gain resulting from the sale, allowance for doubtful accounts and tax credits were recorded.

Due to uncertainties as to the outcome of this issue, the Company maintains a provision for the total balance receivable.

6. DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

6.1. Assets

Refer to tax credits available for offset against future taxable income, calculated on temporarily nondeductible provisions in part "B" of the Taxable Income Computation Book (LALUR), and arising from the following provisions:

	03.31.06 (Unaudited)			12.31.05
	Income tax	Social contribution tax	Total	Total
Reserve for labor contingencies	33,490	12,056	45,546	44,242
Reserve for civil contingencies	256	92	348	348
Reserve for tax contingencies	30,604	11,017	41,621	39,587
Reserve for social security contingencies	1,706	614	2,320	2,320
Allowance for doubtful accounts	17,198	5,544	22,742	22,742
	83,254	29,323	112,577	109,239

6.2. Liabilities

The balance of R$ 16,374 in long-term liabilities refers to income tax on gains from the sale of CETEMEQ (Note 5). This balance will be settled upon the collection of the respective accounts receivable.

7. ESCROW DEPOSITS

In current assets escrow deposits refer to a development fund designed to provide scholarships and training to the Company's qualifying employees.

In long-term assets, due to the uncertainties concerning the final outcome of the lawsuits for which escrow deposits were made, the Company's practice is to maintain the escrow deposits at their nominal amounts, without any kind of monetary restatement. The balance is composed as follows:

	03.31.06 (Unaudited)	12.31.05
COFINS (tax on revenue) (a)	38,524	38,524
Labor lawsuits (b)	6,889	6,597
Social security lawsuits - INSS (c)	6,825	6,825
Assessments – ANEEL (d)	6,317	6,317
Labor lawsuits that are the responsibility of the State government (e)	5,836	5,638
	64,391	63,901

(a) Note 15.

(b) Note 14.1.

(c) Note 14.3.

(d) Refer to two deposits for the purpose of annulling infraction notices issued by ANEEL due to disturbances in the transmission system in February 1999 and January 2002. The first deposit, made on January 17, 2000, in the amount of R$ 3,040 thousand, was required in the annulment action filed by the Company against ANEEL, arising from infraction notice 001/1999-SFE which imposed a fine on the Company under the allegation of violation practices for hindering the inspection work to check disturbances caused by the interruption in the transmission and distribution of electric power in most of the Southeast, South and Central West regions, for not meeting the requirements of the "inspection report" and not complying with the legal obligation to provide adequate service. The second deposit, made on June 17, 2003, in the amount of R$ 3,277 thousand, resulting from infraction notice 005/2002-SFE, on May 7, 2002, relates to the punitive administrative proceeding filed by ANEEL because of the disconnection of the 440 kV transmission line between the Company's substations in the Ilha Solteira and Araraquara Hydroelectric Power Plants. The Company's attorneys understand that it is not possible to determine if the Company will be successful in both cases.

(e) Refer to escrow deposits made by the Company for ongoing labor lawsuits, filed by retired employees, which are the responsibility of the São Paulo State.

8. REGULATORY ASSETS - COFINS AND PIS (TAXES ON REVENUE)

According to the transmission concession agreement signed between the Company and ANEEL, any change in taxes or legal charges will result in the review of the Allowed Annual Revenue (RAP).

In view of the effects of Laws 10,637, of December 30, 2002, 10,833, of December 29, 2003, and 10,865, of April 30, 2004, the Company's costs were impacted by the increase in the rates of COFINS beginning February 2004 and PIS beginning December 2002.

Regulatory assets arising from the increase in COFINS and PIS rates, as established by SFF/ANEEL Circulars 190 of February 1, 2005 and 302 of February 25, 2005, were recorded in long-term assets as "prepaid expenses" with a corresponding entry to "deductions from operating revenues".

The balances of these assets are composed as follows:

	03.31.06 (Unaudited)			12.31.05
	COFINS	PIS	TOTAL	TOTAL
Recognition				
December 2002 to December 2004	-	18,191	18,191	18,191
February 2004 to December 2004	44,411	-	44,411	44,411
January 2005 to December 2005	60,744	13,053	73,797	73,797
January 2006 to March 2006	15,156	3,295	18,451	-
	120,311	34,539	154,850	136,399
Realization				
July 2005 to December 2005	(26,541)	(8,818)	(35,359)	(35,359)
January 2006 to March 2006	(14,213)	(4,722)	(18,935)	-
	(40,754)	(13,540)	(54,294)	(35,359)
Balance	79,557	20,999	100,556	101,040

The Company submitted to ANEEL the calculations related to the increase in PIS and COFINS rates on July 8, 2005, for the period from December 2002 to June 2005, for PIS, and from February 2004 to June 2005, for COFINS, totaling R$ 120,337 thousand. ANEEL Ratifying Resolution 149, of June 30, 2005, considered that the effects of said increase in tax rates to be considered in the tariff increase effective from July 2005 to June 2006 would be R$ 78,759 thousand. The Company has been holding discussions with ANEEL to clear this difference of R$ 41,578 thousand.

The Company has suspended the monetary restatement of such balance until ANEEL issues a final decision. According to instructions from ANEEL, the monetary restatement must be based on the variation of the IGP-M (general market price index).

9. PROPERTY, PLANT AND EQUIPMENT

	03.31.06 (Unaudited)			12.31.05
	Restated Cost	Accumulated Depreciation	Net book value	Net book value
In service				
Intangible assets	57,505	-	57,505	57,000
Land **(a)**	82,237	-	82,237	82,237
Buildings, construction and improvements	579,000	(337,065)	241,935	246,862
Machinery and equipment	4,935,168	(2,216,183)	2,718,985	2,736,149
Vehicles	27,909	(23,860)	4,049	4,587
Furniture and fixtures	22,903	(11,819)	11,084	10,407
	5,704,772	(2,588,927)	3,115,795	3,137,242
In progress	560,415	-	560,415	501,994
Special liabilities (b)				
Donations received	(15,866)	-	(15,866)	(15,890)
	6,249,271	(2,588,927)	3,660,344	3,623,346

In accordance with articles 63 and 64 of Decree 41,019 of February 26, 1957, assets and installations used in the transmission of electric power are linked to these services and cannot be retired, sold or pledged as mortgage guarantees without the prior and express authorization of the regulatory body. ANEEL Resolution 20/99 regulates the electric power utility concession assets, giving prior authorization for not restricting assets no longer serviceable to the concession, when intended for sale, and determining that the proceeds from the sale be deposited in a restricted bank account, and invested in the concession.

(a) Land owned by the Company in São José dos Campos, whose book value is R$ 114 thousand. The land has been pledged as collateral for an IPTU (municipal real estate tax) tax collection proceeding (Note 14.2).

(b) Represented by assets received from electricity concessionaires and customers for purposes of investments in the concession.

10. TAXES PAYABLE

	03.31.06 (Unaudited)	12.31.05
Income tax – regulatory asset (a)	25,115	25,236
Social contribution tax - regulatory asset (a)	9,050	9,094
Income tax	8,562	-
COFINS (tax on revenue)	8,038	7,800
Social contribution tax on capital gain (b)	5,247	5,247
Social contribution tax	3,696	-
PIS (tax on revenue)	1,745	1,694
ANEEL inspection fee	553	491
Income tax on interest on capital	-	6,307
Other	1,209	1,274
	63,215	57,143

(a) Refer to income and social contribution taxes levied on regulatory asset (Note 8). The Company consulted with the Federal Revenue Service about the application of clause XI, article 10, of Law 10,833/03 and paragraph 3, article 2 of Federal Revenue Service Instruction 468/04, and is awaiting a reply to its consultation.

(b) Refers to social contribution tax levied on gains on sale of the property named CETEMEQ (Note 5).

11. LOANS, FINANCING AND DEBT CHARGES

	03.31.06 (Unaudited)				12.31.05
		Principal			
	Charges	Current	Long-term	Total	Total
Foreign currency					
Financial institutions (a)	209	9,682	-	9,891	10,241
Local currency					
ELETROBRÁS	7	50	623	680	693
	216	9,732	623	10,571	10,934

(a) Refers to a loan agreement entered into on May 13, 1998 with Banco Société Générale in the amount of FRF 269,528 thousand, equivalent to Euro 41,089 thousand, guaranteed by Banco Real S.A. This loan, which funded the construction of the Miguel Reale Substation, is subject to interest of 6.38% per year payable semiannually. A 2.25% acceptance fee is paid in advance on a semiannual basis, calculated on the disbursed balance.

This loan is being amortized in ten equal and consecutive semiannual installments, beginning in November 2001 and ending in May 2006.

12. PAYROLL AND RELATED CHARGES

	03.31.06 (Unaudited)	12.31.05
INSS (social security contribution)	4,652	4,784
Withholding income tax	2,190	2,545
FGTS (severance pay fund)	1,422	2,281
Scholarship program (a)	3,359	3,408
Other taxes payable	465	281
	12,088	13,299

(a) Refers to obligations assumed by the Company under an agreement with the labor unions for reimbursing its employees for costs of elementary, high school and college education.

13. ACCOUNTS PAYABLE – FUNDAÇÃO CESP

The amounts in current and long-term liabilities refer to two debt acknowledgement agreements for financing of actuarial deficit with Fundação CESP, totaling R$ 232,820 thousand (R$ 233,910 thousand in December 2005), related to BSPS (Settled Proportional Pension Benefits), with monthly payments and final maturities scheduled for September and November 2017, restated based on the greater of actuarial cost variation (General Price Index – Domestic Supply (IGP-DI) plus interest of 6% per year) or the TR (a managed prime rate) plus interest of 8% per year.

As defined in the respective agreements, at the end of the fiscal year, balances are adjusted for determining contributions for the subsequent year, according to actuarial deficits or surpluses, calculated in accordance with Fundação CESP's actuarial methodology.

On December 31, 2005, as required by CVM Resolution 371/00, the calculation of liabilities with the private pension entity did not result in any need to recognize additional liabilities.

14. RESERVE FOR CONTINGENCIES

The various types of contingencies were evaluated and classified based on the likelihood that the Company may incur a loss, as follows:

	Likelihood of loss							
	Probable		Possible		Remote		Total	
Type	03.31.06 (Unaudited)	12.31.05	31.03.06 (Unaudited)	12.31.05	03.31.06 (Unaudited)	12.31.05	03.31.06 (Unaudited)	12.31.05
Labor	133,957	130,124	6,928	6,049	204,572	198,636	345,457	334,809
Civil	1,023	1,023	1,254	1,173	11,089	10,716	13,366	12,912
Tax - municipal real estate tax	122,415	116,430	-	-	-	-	122,415	116,430
Social security – INSS	6,825	6,825	-	-	-	-	6,825	6,825
	264,220	254,402	8,182	7,222	215,661	209,352	488,063	470,976

The likelihood of loss for each contingency, resulting in an unfavorable outcome for the Company, is classified as follows:

Probable - the future event or events is/are likely to occur;

Possible - the chance of the future event or events occurring is more than remote, but less than probable; and

Remote - the chance of the future event or events occurring is slight.

Reserves have been recognized for contingencies classified as probable loss.

On a periodic basis, lawsuits are reassessed and reserves are supplemented if necessary.

14.1. Labor

The Company assumed responsibility for certain lawsuits at different courts, arising principally from CESP's partial spin-off and the merger of EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A.

14.2. Tax - municipal real estate tax

Reserve recorded to cover amounts due to the municipalities of São Paulo and São José dos Campos.

14.3. National Institute of Social Security (INSS)

On August 10, 2001, the Company received from the National Institute of Social Security (INSS) a delinquency notice for nonpayment of social security contribution on compensation paid to its employees in the form of meal tickets, morning snack and basket of food staples for the period from April 1999 to July 2001. Accordingly, management decided to recognize a reserve and make an escrow deposit amounting to R$ 6,825 thousand, which was recorded in long-term assets, under "Escrow deposits" (Note 7).

15. ACCRUED TAXES

The Company is challenging in court the constitutionality of the changes introduced by Law 9718 of November 27, 1999, which increased the COFINS rate from 2% to 3% and increased its tax basis by including financial income and nonoperating income.

Accordingly, the Company recorded provisions and the related escrow deposits up to January 2004. Beginning February 2004, when Law 10,833 of December 29, 2003 entered into effect, establishing that COFINS is not cumulative, the Company started making the payments in accordance with the new law. The escrow deposit amounts to R$ 38,524 thousand, recorded in long-term assets, under "Escrow deposits" (Note 7). Accrued taxes and escrow deposits are not monetarily restated.

16. SHAREHOLDERS' EQUITY

16.1. Capital

The Company's authorized capital is R$ 1,469,090 thousand, represented by R$ 615,696 thousand in common shares and R$ 853,394 thousand in preferred shares, all of which are registered shares without par value.

Subscribed and paid-up capital is R$ 462,000 thousand, represented by 62,558,663 thousand common shares and 86,726,372 thousand preferred shares, totaling 149,285,035 thousand shares.

Preferred shares are nonvoting, but have priority in capital reimbursement and payment of noncumulative dividends of 10% per year calculated on the paid-up capital corresponding to this type of share.

16.2. Ownership structure

As of March 31, 2006, the Company's main shareholders are as follows:

	Number of shares - in units					
	Common	%	Preferred	%	Total	%
Government of the State of São Paulo And related companies - (control)						
State Finance Department	38,270,778,120	61.18	11,591,729,635	13.37	49,862,507,755	33.40
CESP – Cia. Energética de São Paulo	-	-	2,415,888,838	2.78	2,415,888,838	1.62
Companhia do Metropolitano de São Paulo – METRÔ	1,979,332,142	3.16	-	-	1,979,332,142	1.33
Other	8,777,700	0.01	3,489,444	-	12,267,144	-
	40,258,887,962	64.35	14,011,107,917	16.15	54,269,995,879	36.35
Other - (outstanding shares)						
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS	6,160,836,510	9.85	46,522,459,775	53.64	52,683,296,285	35.29
Federal Government	9,556,150,967	15.28	-	-	9,556,150,967	6.40
BNDES Part S.A. BNDESPAR	-	-	2,476,097,206	2.86	2,476,097,206	1.66
Pension plan for Banco do Brasil's employees	296,439,000	0.47	1,348,157,697	1.55	1,644,596,697	1.10
Morgan Stanley Uruguay Ltda.	28,600,000	0.05	1,310,600,000	1.51	1,339,200,000	0,90
Merrill Lynch International	278,400,000	0.44	782,600,000	0.90	1,061,000,000	0,71
L Parisotto Participações Ltda.	-	-	987,400,000	1.14	987,400,000	0.66
LIGHTPAR - Light Participações S.A.	-	-	979,189,800	1.13	979,189,800	0.66
PETROS - Petrobras pension plan	-	-	952,209,138	1.10	952,209,138	0.64
The Bank of New York - ADR Department	36,999,000	0.06	74,950,200	0.09	111,949,200	0.07
Directors	-	-	212,710	-	212,710	-
Board of Directors	22	-	23,775	-	23,797	-
Fiscal Council	-	-	-	-	-	-
Other (a).	5,942,349,342	9.50	17,281,363,975	19,93	23,223,713,317	15.56
	22,299,774,841	35.65	72,715,264,276	83.85	95,015,039,117	63.65
	62,558,662,803	100.00	86,726,372,193	100.00	149,285,034,996	100.00

(a) Includes shareholders that individually hold shares not exceeding 5% of voting capital.

16.3. Shareholders holding more than 5% of voting capital

	03.31.06					
	Number of shares - in units					
	Common	%	Preferred	%	Total	%
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS						
Federal Government	244,328,120,835	53.99	17,595,501,100	15.68	261,923,621,935	46.38
BNDES Part S.A. - BNDESPAR	66,878,975,753	14.78	-	-	66,878,975,753	11.84
National Development Fund (FND)	22,810,794,898	5.04	-	-	22,810,794,898	4.04
Fund guaranteeing public-private Partnerships (FGP)	20,000,000,000	4.42	-	-	20,000,000,000	3,54
Other	98,493,872,064	21.77	94,641,986,275	84.32	193,135,858,339	34.20
	452,511,763,550	100.00	112,237,487,375	100.00	564,749,250,925	100.00
BNDES Part S.A. - BNDESPAR						
National Bank for Economic and Social Development (BNDES)	1	100.00	-	-	1	100.00
BNDES						
Federal Government	6,273,711,452	100.00	-	-	6,273,711,452	100.00

17. PERIODIC REVIEW OF ALLOWED ANNUAL REVENUE (RAP)

Pursuant to Concession Agreement 59 signed on June 20, 2001 with the Federal Government through ANEEL, every four years after the date of signing of this agreement, ANEEL must perform a review of the Allowed Annual Revenue (RAP) from electricity transmission relating to installations of authorized projects that started commercial operations after December 31, 1999, for purposes of efficiency and reasonableness of tariff, according to specific legislation to be issued by ANEEL.

ANEEL provisionally authorized, through Resolution 149, of June 30, 2005, an increase in the RAP based on the variation of the IGP-M (general market price index) for the period from July 1, 2005 to June 30, 2006, until the periodic review is performed. The effects of such review must be applied retroactively to July 1, 2005.

Revenue from electricity network usage charges, accumulated in the first quarter of 2006, amounted to R$ 332,645 thousand, including R$ 34,245 thousand relating to new projects that started commercial operations after December 31, 1999.

17.1. RAP of Miguel Reale Substation

In December 2002, ANEEL authorized CTEEP to implement the "Miguel Reale Substation Expansion" project, whose investment value used to calculate the RAP was R$ 323,236 thousand.

In September 2004, ANEEL performed an inspection in order to validate the investments made in said project and concluded that the investment amounts should be reduced, for purposes of setting a new amount of the RAP, retroactively to July 2004, by R$ 232,164 thousand.

Due to the reduction in the investments in said project, the related annual amount of the RAP for July 2005 was then reduced by R$ 32,251 thousand. The Company considers this reduction invalid and filed Official Circular OF/F/2828, dated July 8, 2005, with ANEEL requesting its restoration.

17.2. Subsequent Event – Public Hearing for Periodic Tariff Revision

a. Specific to CTEEP

On February 16, 2006, ANEEL approved a Public Hearing through exchange of documents in order to obtain background information for the methodology to be applied for the periodic tariff revision of CTEEP, in view of its privatization (Note 24.1). The period during which ANEEL received contributions, in this context, started on February 17, 2006 and ended on March 3, 2006. As a result, on March 15, 2006, ANEEL publicly announced Ratifying Resolution No. 297 concerning the periodic review of CTEEP's revenue, whose effects are linked to the signature by the Company of a new concession agreement by June 30, 2006, pursuant to article 6 of said resolution.

b. All Electricity Transmission Concessionaires, including CTEEP – Subsequent Event

On April 18, 2006, ANEEL issued Public Hearing Notice 007/2006, communicating that a an open Public Hearing will be held on May 17, 2006, referring to criteria and procedures to be used in the process of Periodic Tariff Revision of Electricity Transmission Concessionaires. The period for receiving contributions started on April 24 and ended on May 15, 2006. Considering the provisions of Ratifying Resolution 297, mentioned above, CTEEP is included and takes part in this process.

Technical Note 068/2006, and respective attachments, integral part of said Public Hearing, presents the criteria and procedures to be used in the periodic tariff revision of the remunerations for electricity transmission facilities. The methodologies and data used are as follows:

- Capital Structure;
- Cost of Capital;
- Remuneration Basis;
- Operating Costs;
- Authorized Revenues;
- Other Revenues; and
- Review of Auctions.

18. GROSS OPERATING REVENUES

	03.31.06 (Unaudited)	03.31.05 (Unaudited)
Basic network		
Existing assets	259,065	188,953
New investments	31,650	34,777
Surplus/deficit	(7,319)	6,281
	283,396	230,011
Other transmission facilities		
Existing assets	25,158	70,530
New investments	2,595	2,159
	27,753	72,689
Charges		
Fuel Consumption Account – CCC	11,898	6,877
Energy Development Account – CDE	7,952	3,599
Proinfa	1,298	-
	21,148	10,476
Adjustment	348	(1,848)
	332,645	311,328

19. FINANCIAL INCOME (EXPENSES)

	03.31.06 (Unaudited)	03.31.05 (Unaudited)
Income		
Income from temporary cash investments	23,877	24,105
Interest on accounts receivable – State Finance Department		
Other	821	157
	26,201	26,385
Expenses		
Debt charges	(2,124)	(2,862)
CPMF (tax on banking transactions)	(1,871)	(1,458)
RGR (global reserve for reversion)	(279)	(279)
Charges on taxes – CETEMEQ	(213)	(214)
Other	(120)	(95)
	(4,607)	(4,908)

20. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company records monthly provisions for income and social contribution taxes on the accrual basis, based on monthly trial balances (for tax suspension and reduction purposes).

20.1. Reconciliation of income and social contribution taxes

Tax expenses are determined based on prevailing rates, totaling 34% (25% for income tax and 9% for social contribution tax).

	03.31.06 (Unaudited)		03.31.05 (Unaudited)	
	Income tax	Social contribution tax	Income tax	Social contribution tax
Income before taxes	129,015	129,015	128,809	128,809
Expected tax expense	(32,254)	(11,611)	(32,202)	(11,593)
Taxes on:				
Amortization of negative goodwill	(1,901)	(465)	(1,901)	(465)
Other	(64)	98	329	101
	(1,965)	(367)	(1,572)	(364)
Effective tax expense	(34,219)	(11,978)	(33,774)	(11,957)

20.2. Analytical statement of taxes

	03.31.06 (Unaudited)		03.31.05 (Unaudited)	
	Income tax	Social contribution tax	Income tax	Social contributio n tax
Income before taxes	129,015	129,015	128,809	128,809
Reserve for labor contingencies	3,833	3,833	6,303	6,303
Reserve for tax contingencies – IPTU	5,985	5,985	8,707	8,707
Negative goodwill on acquisition of investment	7,602	5,167	7,602	5,167
Reversal of provisions	(1,166)	(1,166)	(2,056)	(2,056)
Regulatory asset – Recognition	(18,451)	(18,451)	-	-
Regulatory asset – Realization	18,936	18,936	-	-
Other	105	74	966	942
Income – Calculation basis	145,859	143,393	150,331	147,872
Rate of 15%	(21,879)		(22,549)	
Rate of 10%	(14,580)		(15,027)	
Rate of 9%		(12,905)		(13,308)
Tax incentives	42		50	
Provision for income and social contribution Taxes	(36,417)	(12,905)	(37,526)	(13,308)
Deferred income and social contribution taxes	2,198	927	3,752	1,351
Income and social contribution tax expenses	(34,219)	(11,978)	(33,774)	(11,957)

21. CONCESSIONS

Through Administrative Rule 185, of June 6, 2001, issued by the Ministry of Mines and Energy (MME), the concession held by the Company for the electric power transmission service related to the basic network and other transmission facilities was extended for 20 years, beginning July 8, 1995.

Accordingly, on June 20, 2001, the concession agreement for the electric power transmission service was entered into by and between CTEEP and the concession authority, through ANEEL.

This concession agreement was amended on December 14, 2001, in view of the merger of EPTE – Empresa Paulista de Transmissão de Energia Elétrica S.A. into the Company. The initially agreed conditions were maintained, except for the allowed annual revenue cap, which was reduced by 0.58% in July 2002 and 3.56% in July 2003, equivalent to 50% of the efficiency gains expected from the merger.

22. FINANCIAL INSTRUMENTS

The Company's main source of revenues is the use of its electric power transmission system by other concessionaires and agents. Its annual revenue related to basic network and other transmission facilities is defined by ANEEL, pursuant to prevailing legislation.

The main risk factors inherent in the Company's operations may be identified as follows:

22.1. Credit Risk

The Company has agreements with the ONS (National Electric System Operator), concessionaires and other agents for regulating the provision of services related to the basic network for 144 users, with a bank guarantee clause. Likewise, the Company has agreements regulating the provision of services in other transmission facilities with 22 concessionaires and other agents, with a bank guarantee clause.

22.2. Price Risk

Pursuant to the concession agreement, the Company's revenues are annually adjusted by ANEEL based on the variation of the General Market Price Index (IGP-M), and part of the revenues is subject to periodic review every 4 years (Note 17).

22.3. Liquidity Risk

As established by a State Decree, the Company centralizes its financial investments in Banco Nossa Caixa S.A..

22.4. Exchange Risk

The Company has only one foreign currency financing agreement, with final maturity in May 2006, in the amount of Euro 3,757 thousand as of the date of the financial statements. Given the amount at risk, said financing is not hedged (Note 11).

22.5. Interest Rate Risk

Interest based on the variation of the actuarial cost (General Price Index – Domestic Supply [IGP-DI] plus 6% per year) or the TR (a managed prime rate) plus interest of 8% per year, whichever is higher, is charged on debt agreements with Fundação CESP (Note 13).

The carrying amounts of the financial instruments, compared with the amounts that might be obtained in active market trading, or in absence thereof, with the net present value adjusted at the prevailing market interest rate, approximate their fair values.

23. COLLECTION LAWSUIT BY ELETROBRÁS AGAINST ELETROPAULO AND EPTE

In 1989, Centrais Elétricas Brasileiras S.A. - ELETROBRÁS filed a collection lawsuit against Eletropaulo - Eletricidade de São Paulo S.A. (currently Eletropaulo Metropolitana Eletricidade de São Paulo S.A.) referring to the balance of a certain financing agreement. Eletropaulo did not agree with the criteria for monetarily restating said financing agreement and made escrow deposits for the amounts it understood to be due to ELETROBRÁS. In 1999 a judgment was issued on the aforementioned lawsuit, ordering Eletropaulo to pay the balance determined by ELETROBRÁS.

Under the partial spin-off protocol of Eletropaulo, made on December 31, 1997 and that resulted in the establishment of EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A. and other companies, Eletropaulo is solely liable for obligations of any kind referring to acts until the spin-off date, except for contingent liabilities whose provisions had been allocated to the spun-off companies. In the case in question, at the time of the spin-off, there was no allocation to EPTE of any provision for such purpose, leaving it clear then that Eletropaulo was exclusively liable for said contingency. At the time of the spin-off there was only the transfer to EPTE assets of an escrow deposit in the historical amount of R$ 4.00, made in 1988 by Eletropaulo, referring to the amount that it understood to be owed to ELETROBRÁS regarding the balance of the mentioned financing agreement, and allocation to EPTE's liabilities of the same amount referring to this debt.

Therefore, under the partial spin-off protocol of Eletropaulo, EPTE would be liable for known and ascertained debts in the exact restated amount available in the mentioned escrow deposit made in 1988, and Eletropaulo would be liable for the contingent liabilities referring to the difference between the amount demanded in court by ELETROBRÁS and the restated amount of the mentioned escrow deposit. In October 2001, ELETROBRÁS executed the sentence referring to the mentioned financing agreement, charging R$ 429 million to Eletropaulo and R$ 49 million to EPTE, understanding that EPTE would pay its part with the restated amounts of the mentioned escrow deposit. CTEEP merged EPTE on November 10, 2001, succeeding it in its obligations.

On September 26, 2003, a decision of the Court of Justice of the State of Rio de Janeiro was published, excluding Eletropaulo from the execution of the mentioned sentence. Due to these facts, ELETROBRÁS filed, on December 16, 2003, a Special Appeal in the Superior Court of Justice and an Extraordinary Appeal in the Federal Supreme Court to maintain the mentioned collection regarding Eletropaulo. Appeals similar to those of ELETROBRÁS were filed by CTEEP and the Company's Special Appeal is already registered with the Superior Court of Justice under No. 809.672.

With respect to that debt and in view of the formal documents of the partial spin-off of Eletropaulo, CTEEP, according to the understanding of its management and legal counsel, is only liable for the payment equivalent to the restated amount of the escrow deposit made in 1988 for this purpose and which is currently part of its assets, and intends to proceed in the defense of such right by filing a special appeal in the Superior Court of Justice and an extraordinary appeal in the Federal Supreme Court. On the other hand, the Company has not recognized a reserve for the remaining contingency, currently estimated at R$ 805,949 thousand, which the Company understands as being the liability of Eletropaulo, from which the debt is being charged by ELETROBRÁS.

24. SIGNIFICANT EVENTS AND SUBSEQUENT EVENTS

24.1. Privatization Process

a. Company's inclusion in the State Privatization Program

On May 21, 2005, the Official Gazette of the State published Law 11,930, of May 20, 2005, which, amending Law 9361/96, included CTEEP in the State Privatization Program.

b. Significant Events

- **July 12, 2005**

"In compliance with CVM Instruction No. 358/2002, CTEEP - Companhia de Transmissão de Energia Elétrica Paulista communicates, supplementing the information previously disclosed to the market regarding its privatization process, that the Government of the State of São Paulo, through the Steering Committee of the State Privatization Program (PED), charged CESP - Companhia Energética de São Paulo with the task of making the arrangements for the privatization of CTEEP. In this respect, CESP must publish in the Official Gazette of the State of São Paulo and other newspapers with large nationwide circulation, on July 13, 2005, an announcement relating to Bidding Notice so as to contract services for business valuation, modeling and sale of shares issued by CTEEP owned by the controlling shareholder".

- **October 14, 2005**

"In compliance with CVM Instruction No. 358/2002, CTEEP - Companhia de Transmissão de Energia Elétrica Paulista communicates, supplementing the information contained in the Significant Event Notice of July 12, 2005, that CESP - Companhia Energética de São Paulo informed that the procedures for hiring of consultants for performance of services of business valuation, sale modeling and sale of shares representing the ownership control of CTEEP had been concluded, as recommended by the Steering Committee of the State Privatization Program on June 9, 2005, and approved by the Governor. As a result, the aforementioned services contracted by CESP have begun."

- **February 14, 2006**

"CTEEP – Companhia de Transmissão de Energia Paulista, in compliance with CVM Instruction 358/02, communicates that:

1 – The process of privatization of CTEEP – Companhia de Energia Elétrica Paulista, as announced by this Company since the beginning of the process, is coordinated by the Steering Committee of the State Privatization Program of the Government of the State of São Paulo.

2 – Official information regarding said privatization program, including lot of shares to be sold, was disclosed in the Public Hearing held at the São Paulo Stock Exchange (BOVESPA) on December 21, 2005, according to CTEEP's news release at that date.

3 – *The Government of the State of São Paulo, by means of the State Privatization Program, announced on February 10, 2006, as available to interested parties at the website of CESP – Companhia Energética de São Paulo (www.cesp.com.br), the basic guidelines of said Notice for sale of the ownership control of CTEEP. This is not a disclosure of the Notice, which is still pending approval by the Steering Committee of the State Privatization Program, establishing the minimum price and others. The announcement says that the conditions for the privatization of CTEEP will be disclosed by means of a Notice, not yet approved by the Steering Committee of the State Privatization Program.*

4 – *The Steering Committee of the State Privatization Program has not yet approved the minimum price, definitive date of privatization auction and other conditions for the intended sale, which must be included in the respective Notice to be approved and disclosed to the market. The stages of the process as stated in the aforementioned basic guidelines refer only to a tentative schedule.*

5 – *News disclosed by the media regarding the possible minimum price of the shares to be sold, definitive date of the auction, aspects of the new concession agreement and any impact of tariff revision, are not confirmed by CTEEP, since they depend on definitions to be established by ANEEL and, finally, by the Steering Committee of the State Privatization Program. Likewise, CTEEP cannot confirm news about the allocation of the proceeds from its privatization, since this matter is not the Company's responsibility".*

24.2. Supplementary Pension Plan Regulated Law 4819/58

a. Significant Event

- **July 19, 2005**

"In compliance with CVM Instruction 358/2002, CTEEP - Companhia de Transmissão de Energia Elétrica Paulista clarifies aspects related to the supplementary pension plan regulated by Law No. 4819/58. This plan is for employees hired through May 13, 1974, as mentioned in Note 22.1 to the financial statements of the Company as of December 31, 2004. The necessary funds to cover the charges of the plan are the responsibility of the responsible agencies of the Government of the State of São Paulo; this was implemented according to an agreement made on December 10, 1999 between the São Paulo State Finance Department and the Company, effective until December 31, 2003. Such procedure was regularly performed until December 2003 by Fundação CESP, with funds from the State Finance Department, transferred by CTEEP. In January 2004, the Finance Department began to directly process those payments, without the participation of CTEEP and Fundação CESP.

The decision of the 49th Labor Court of São Paulo was communicated to CTEEP on July 11, 2005 (lawsuit 1339/2005-1), authorizing Fundação CESP to resume processing the payment of benefits established by Law 4819/58, according to the respective regulation, in the same manner that had been made until December 2003, with funds transferred by CTEEP. On July 13, 2005, the 49th Labor Court of São Paulo gave 60 days for the fulfillment of this decision. There is also on the web site of the Regional Labor Court of São Paulo a summary of a similar decision (lawsuit SDC - 20058200400002000) of June 30, 2005, determining that Fundação CESP, using the funds transferred by CTEEP, may process again the beneficiaries' retirement and pension payments established by State Law 4819/58; such decision has not yet been published, nor has the Company been notified of it.

To comply with said judicial decisions, CTEEP must require on a monthly basis the necessary funds from the São Paulo State Finance Department, to be transferred to Fundação CESP, which must process the payments to the beneficiaries. Said decisions apply to about 6,500 beneficiaries, with a monthly expense in the amount of R$ 23 million, which, in the understanding of CTEEP, is the responsibility of the State of São Paulo, as it was through December 2003. Consequently, CTEEP will contest said judicial decisions since it understands that the responsibility for the payment of the above-mentioned benefits is, under applicable legislation, of the State of São Paulo".

- **January 27, 2006**

"CTEEP – Companhia de Transmissão de Energia Elétrica Paulista, in accordance with CVM Instruction 358/02, announces a change in procedure by the State Finance Department, due to a recent understanding of the State Attorney General regarding the transfer of funds to CTEEP for compliance with the decision of the 49th Labor Court of São Paulo, which authorized Fundação CESP to once again process the pension plan benefit payments established by State Law No. 4819/58 using funds received from the State of São Paulo and transferred by CTEEP. This matter has been previously addressed in note 21 of the interim financial statements of CTEEP as of September 30, 2005.

The State Finance Department transferred to CTEEP, on January 27, 2006, an amount lower than necessary to comply with the decision of the 49th Labor Court. The effective expenditure of CTEEP this month for purposes of said court decision was R$ 19,725 thousand, *transferred to Fundação CESP, having received R$ 14,976* thousand *from the State Finance Department for this purpose. The State Finance Department informed that this month it disallowed certain expenses due to the recent understanding by the State Attorney General regarding the State's responsibility in this case. The decision of the 49Th Labor Court applies currently to 5,528 beneficiaries. The State Finance Department continues paying directly 794 benefits established by State Law 4819/58.*

CTEEP is still endeavoring to change the decision of the 49th Labor Court so as to return the responsibility for the pension plan benefit payments established by State Law 4819/58 to the State Finance Department. CTEEP confirms its legal department's understanding that expenses derived from State Law 4819/58 and respective regulation are the full responsibility of the State Finance Department, and is analyzing the applicable actions to protect the Company's interests".

- **February 24, 2006**

"CTEEP – Companhia de Transmissão de Energia Elétrica Paulista, in accordance with CVM Instruction 358/2002, announces, supplementing the information included in the Significant Event Notice of January 27, 2006, that the State Finance Department transferred to CTEEP in February 2006 the amount of R$ 12,802 thousand *to comply with the decision of the 49th Labor Court of São Paulo, which ruled that Fundação CESP must process the pension plan benefit payments established by State Law 4819/58 using the funds received from the State of São Paulo and transferred by CTEEP. In February, CTEEP's total expenditure to comply with said court decision was R$ 19,652* thousand.

CTEEP continues its efforts to change the decision of the 49th Labor Court so as to return the responsibility for the pension plan benefit payments established by State Law 4819/58 to the State Finance Department, and to adopt other actions to protect the Company's interests".

b. Status as of March 31, 2006

As a result of the aforementioned facts and by force of said decision of the 49th Labor Court, CTEEP passed on to Fundação CESP, in the period from September 14, 2005 to March 31, 2006, the amount of R$ 147,367 thousand for payment of benefits under Law 4819/58, having received from the State Finance Department the amount of R$ 128,990 thousand for that purpose. The difference between the amount passed on to Fundação CESP and the amount reimbursed by the State Finance Department, in the amount of R$ 18,377 thousand, is being claimed by the Company at the administrative level (Note 4.3). The decision of the 49th Labor Court currently covers 5,461 beneficiaries under Law 4819/58.

The aforementioned decision of the Regional Labor Court has not yet produced any effects, since for the Claim for Correction regarding said decision, an injunction was granted suspending its effects.

On October 20, 2005, CTEEP received from the State Attorney General a copy of that agency's statement, dated October 6, 2005, regarding the consultation by the State Finance Department on the scope of said court decisions. In this statement, the State Attorney General concludes that the decision of the 49th Labor Court applies subjectively to the State Finance Department, which is the defendant in the claim. Accordingly, the State Attorney General concluded that *"in the current scenario, the State Finance Department is liable for the full reimbursement of the amounts disbursed by CTEEP for compliance with the court decision regarding labor claim No 1145/2005-6, in progress at the 49th Labor Court of São Paulo"*. On the other hand, in the same statement, the State Attorney General concludes that the decision issued by the Regional Labor Court, whose effects are suspended by the injunction obtained as a result of the Claim for Correction, does not fully apply to the State Finance Department, which was removed from the lawsuit at the plaintiff Union's request. In this case, the State Finance Department should, according to the State Attorney General, reimburse CTEEP, observing the strict limits of Law 4819/58, excluding possible benefits, granted by the related regulation, that surpass or that are in conflict with the specific legislation.

c. Current Situation

In view of the Significant Event Notices above, the State Attorney General, by Official Letter 01/2006, dated February 10, 2006, and respective Technical Note 01/2006, changed its prior understanding, which was in effect through December 2005 for purposes of transfer of funds to CTEEP to comply with the decision of the 49th Labor Court. According to the current understanding of the State Attorney General, the State Finance Department must disallow certain transfers to CTEEP for purposes of transfer to Fundação CESP to comply with said court decision. The Technical Note estimates that such disallowances, started in January 2006, may total R$ 111,770 thousand *this year, considering salaries paid in 2005 and 6,287 beneficiaries.*

According to the Significant Event Notices mentioned above, CTEEP continues its efforts to change the decision of the 49th Labor Court so as to return the responsibility for the pension plan benefit payment established by State Law 4819/58 to the State Finance Department. CTEEP also confirms its legal department's understanding that the expenses arising from State Law 4819/58 and respective regulation are the full responsibility of the State Finance Department and is analyzing additional actions to protect the Company's interests. The Company records these disallowances as "accounts receivable – São Paulo State Finance Department".

d. Subsequent Event

On April 27, 2006, the 49th Labor Court of São Paulo issued a sentence on the above-mentioned lawsuit, judging the complaint in question partially valid and maintaining the effect of the interim relief previously granted, in addition to establishing the payment of past-due installments. On May 8, 2006, CTEEP filed a request for amendment of said judgment in order to clarify and modify certain aspects of said decision.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

25. CASH FLOW

STATEMENTS OF CASH FLOWS FOR THE QUARTERS ENDED MARCH 31,

(In thousands of Brazilian reais – R$)

	2006 (Unaudited)	2005 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from consumers	325,227	305,891
Receipts from others	4,636	11,461
Payments to suppliers	(48,659)	(44,111)
Payments to employees	(82,729)	(76,484)
Taxes and regulatory charges	(81,550)	(86,101)
	116,925	110,656
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(135,785)	(27,189)
CASH FLOWS FROM FINANCING ACTIVITIES		
Income from temporary cash investments	19,444	19,254
Repayment of loans	(3,643)	(8,668)
Interest on capital / dividends	(82,648)	-
Tax on banking transactions (CPMF)	(1,798)	(1,391)
Other	(186)	(279)
	(68,831)	8,916
CASH FLOWS FROM NONOPERATING ACTIVITIES		
Agreements - State Finance Department	13,216	12,327
Reimbursements – Law 4819/58	43,040	2,688
Other inflows	-	9,161
Advances – Law 4819/58	(62,786)	(4,963)
Other outflows	(95)	(5,224)
	(6,625)	13,989
INCREASE IN CASH	(94,316)	106,372
CHANGE IN CASH		
At beginning of quarter	684,917	543,990
At end of quarter	590,601	650,362
	(94,316)	106,372

(Convenience Translation into English from the Original Previously Issued in Portuguese)

COMMENT ON THE COMPANY'S PERFORMANCE IN THE QUARTER

The Company's main source of revenue is the use of its transmission system by electricity concessionaires and industry agents, whose annual tariffs were adjusted based on RH/ANEEL Ratifying Resolution 149, effective through June 30, 2006, and linked to the basic network and other transmission facilities.

In the first quarter of 2006, gross operating revenue reached R$ 336,432 thousand which, after the deduction of direct taxes and charges, resulted in net operating revenues of R$ 296,836 thousand, up 6.0% compared to the R$ 280,019 thousand reported in the same quarter in 2005.

Operating Expenses that may be directly managed by Management, which include personnel, materials, outside services and others, in the amount of R$ 123,418 thousand, accounted for 41.6% of net operating revenues.

In the first quarter of 2006, gross profit, in the amount of R$ 102,759 thousand, is 2.3% higher than in the first quarter of 2005, showing an improvement in the Company's operating performance.

The Company's cash generation, expressed by gross profit plus depreciation, reached R$ 144,954 thousand, representing a margin of 48.8% of net operating revenues.

As a consequence of the results achieved in its operating management in the first quarter of 2006, the Company reported a net income of R$ 82,818 thousand, maintaining the same level of the first quarter of 2005, R$ 83,078 thousand.

OTHER INFORMATION CONSIDERED RELEVANT BY THE COMPANY

In compliance with Corporate Governance practices, we present below the Company's ownership structure, as well as the shareholders holding more than 5% of voting capital.

1. OWNERSHIP STRUCTURE

The Company's main shareholders are:

	03.31.06					
	Number of shares - in units					
	Common	%	Preferred	%	Total	%
Government of the State of São Paulo And related companies - (control)						
State Finance Department	38,270,778,120	61.18	11,591,729,635	13.37	49,862,507,755	33.40
CESP – Cia. Energética de São Paulo	-	-	2,415,888,838	2.78	2,415,888,838	1.62
Companhia do Metropolitano de São Paulo – METRÔ	1,979,332,142	3.16	-	-	1,979,332,142	1.33
Other	8,777,700	0.01	3,489,444	-	12,267,144	-
	40,258,887,962	64.35	14,011,107,917	16.15	54,269,995,879	36.35
Other - (outstanding shares)						
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS	6,160,836,510	9.85	46,522,459,775	53.64	52,683,296,285	35.29
Federal Government	9,556,150,967	15.28	-	-	9,556,150,967	6.40
BNDES Part S.A. BNDESPAR	-	-	2,476,097,206	2.86	2,476,097,206	1.66
Pension plan for Banco do Brasil's employees	296,439,000	0.47	1,348,157,697	1.55	1,644,596,697	1.10
Morgan Stanley Uruguay Ltda.	28,600,000	0.05	1,310,600,000	1.51	1,339,200,000	0,90
Merrill Lynch International	278,400,000	0.44	782,600,000	0.90	1,061,000,000	0,71
L Parisotto Participações Ltda.	-	-	987,400,000	1.14	987,400,000	0.66
LIGHTPAR - Light Participações S.A.	-	-	979,189,800	1.13	979,189,800	0.66
PETROS - Petrobras pension plan	-	-	952,209,138	1.10	952,209,138	0.64
The Bank of New York - ADR Department	36,999,000	0.06	74,950,200	0.09	111,949,200	0.07
Directors	-	-	212,710	-	212,710	-
Board of Directors	22	-	23,775	-	23,797	-
Fiscal Council	-	-	-	-	-	-
Other (a).	5,942,349,342	9.50	17,281,363,975	19,93	23,223,713,317	15.56
	22,299,774,841	35.65	72,715,264,276	83.85	95,015,039,117	63.65
	62,558,662,803	100.00	86,726,372,193	100.00	149,285,034,996	100.00

	03.31.05					
	Number of shares - in units					
	Common	%	Preferred	%	Total	%
Government of the State of São Paulo *and related companies - (control)*						
State Finance Department	33,134,660,880	52.97	6,321,251,879	7.29	39,455,912,759	26.43
Banco Nossa Caixa S.A. (b)	5,136,117,240	8.21	7,686,364,200	8.86	12,822,481,440	8.59
Companhia do Metropolitano de São Paulo - METRÔ	1,979,332,142	3.16	-	-	1,979,332,142	1.33
Other	8,777,700	0.01	153,576,465	0.18	162,354,165	0.10
	40,258,887,962	64.35	14,161,192,544	16.33	54,420,080,50	36.45
Other - (outstanding shares)						
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS	6,160,836,510	9.85	46,626,881,775	53.76	52,787,718,285	35.36
Federal Government	9,556,150,967	15.28	-	-	9,556,150,967	6.40
BNDES Part S.A. BNDESPAR	-	-	2,950,169,191	3.40	2,950,169,191	1.98
Fundação Petrobrás de Seguridade Social - PETROS	-	-	1,783,709,138	2.06	1,783,709,138	1.19
Caixa de Previdência dos Funcionários do Banco do Brasil	296,439,000	0.47	1,348,157,697	1.56	1,644,596,697	1.10
LIGHTPAR - Light Participações S.A.	-	-	979,189,800	1.13	979,189,800	0.66
Wisteria Holdings LLC	691,424,140	1.11	6,400,000	0.01	697,824,140	0.47
Portfolio Brazil LLC	69,000,000	0.11	684,200,000	0.79	753,200,000	0.50
L Parisotto Participações Ltda	-	-	520,000,000	0.60	520,000,000	0.35
The Bank of New York - ADR Department	36,999,000	0.06	83,323,200	0.10	120,322,200	0.08
Directors	-	-	212,710	-	212,710	-
Board of Directors	30	-	23,806	-	23,836	-
Fiscal Council	-	-	-	-	-	-
Other (a)	5,488,925,194	8.77	17,582,912,332	20.26	23,071,837,526	15.46
	22,299,774,841	35.65	72,565,179,649	83.67	94,864,954,490	63.55
	62,558,662,803	100.00	86,726,372,193	100.00	149,285,034,996	100.00

(a) Includes shareholders that individually hold shares not exceeding 5% of voting capital.

(b) Pursuant to the Notice to the Market on June 14, 2005, the Company informed that Banco Nossa Caixa S.A. transferred all its shares to the State Finance Department.

2. SHARES OF SHAREHOLDERS HOLDING MORE THAN 5% OF VOTING CAPITAL

	03.31.06					
	Number of shares - in units					
	Common	%	Preferred	%	Total	%
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS						
Federal Government	244,328,120,835	53.99	17,595,501,100	15.68	261,923,621,935	46.38
BNDES Part S.A. – BNDESPAR	66,878,975,753	14.78	-	-	66,878,975,753	11.84
National Development Fund (FND)	22,810,794,898	5.04	-	-	22,810,794,898	4.04
Fund guaranteeing public-private partnerships (FGP)	20,000,000,000	4.42	-	-	20,000,000,000	3,54
Other	98,493,872,064	21.77	94,641,986,275	84.32	193,135,858,339	34.20
	452,511,763,550	100.00	112,237,487,375	100.00	564,749,250,925	100.00
BNDES Part S.A. – BNDESPAR						
National Bank for Economic and Social Development (BNDES)	1	100.00	-	-	1	100.00
BNDES						
Federal Government	6,273,711,452	100.00	-	-	6,273,711,452	100.00

	03.31.05					
	Number of shares - in units					
	Common	%	Preferred	%	Total	%
Banco Nossa Caixa S.A						
State Finance Department	35,678,562	99.99	-	-	35,678,562	99.99
Other	17	0.01	-	-	17	0.01
	35,678,579	100.00	-	-	35,678,579	100.00
Centrais Elétricas Brasileiras S.A. ELETROBRÁS						
Federal Government	264,328,120,835	58.41	17,595,501,100	20.70	281,923,621,935	52.45
BNDES Part S.A. - BNDESPAR	67,516,953,798	14.92	346,083,390	0.41	67,863,037,188	12.63
National Development Fund (FND)	22,810,794,898	5.04	-	-	22,810,794,898	4.24
Other	97,855,894,019	21.63	67,049,172,840	78.89	164,905,066,859	30.68
	452,511,763,550	100.00	84,990,757,330	100.00	537,502,520,880	100.00
BNDES Part S.A. – BNDESPAR						
National Bank for Economic and Social Development (BNDES)	1	100.00	-	-	1	100.00
BNDES						
Federal Government	6,273,711,452	100.00	-	-	6,273,711,452	100.00